Exhibit 99.84

NEWS RELEASE

Corporate Update

May 12, 2021

Carbon Streaming Corporation (the “Company”) is pleased to announce it has closed a private placement of 11,611,000 shares at a price of C$1.00 per share, to raise gross proceeds of C$11,611,000.

Justin Cochrane, President & CEO of the Company stated, “The funds from this placement, in conjunction with funds raised over the last six months, including the recent private placement of approximately C$32 million in March 2021, give the Company significant cash resources to negotiate and invest in a number of projects that generate carbon credits. Carbon Streaming intends to direct its capital to maximize its sustainable impact and is excited to be at the forefront of the transition to a low-carbon future.”

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle that will offer investors exposure to carbon credits, a key instrument being used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE BOARD:

“Justin Cochrane”

Justin Cochrane, Director, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation pertaining to anticipated fund raising and use of proceeds. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. There is no assurance that the Company will be successful in using its existing funds in the manner contemplated by the Company. Undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.